UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NaaS Technology Inc.

(Name of Issuer)

American depositary shares, each representing 10 Class A ordinary shares, par value $0.01 each

Class A ordinary shares

(Title of Class of Securities)

62955X102 (1)

(CUSIP Number)

Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.)

Zhenwei Investment Fund Management Co., Ltd.

8F, Beijing Shougang International Building, Xizhimen North Street,

Haidian District, Beijing,

People’s Republic of China

Tel: +86 18500580169

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1) CUSIP number 62955X102 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Capital Market under the symbol “NAAS.” Each ADS represents 10 Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62955X102

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 253,891,329 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 253,891,329 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 253,891,329 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 9.86%. The voting power of the shares beneficially owned represented 4.15% of the total outstanding voting power. (2)
14.	Type of Reporting Person: PN

(1)	Represents 253,891,329 Class A ordinary shares, par value $0.01 per share of the Issuer directly held by Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.) (“Beijing Zhenwei”).
(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,575,757,753 issued and outstanding ordinary shares, consisting of (i) 968,209,981 Class A Ordinary Shares (excluding Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s stock incentive plans), (ii) 242,662,399 Class B ordinary shares, par value $0.01 per share (“Class B Ordinary Shares”), and (iii) 1,364,885,373 Class C ordinary shares, par value $0.01 per share (“Class C Ordinary Shares”) of the Issuer upon the closing of a registered direct offering by the Issuer on March 15, 2024, as reported in the Issuer’s Form 424B5 dated March 12, 2024, which is a Prospectus Supplement to the Prospectus dated August 31, 2023, and a Form 6-K dated March 15, 2024, filed with the Securities and Exchange Commission (the “SEC”; and the foregoing reports filed with the SEC, collectively, the “RDO Reports”). Holders of Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares vote together as one class. Holders of Class A Ordinary Shares are entitled to one vote per share. Holders of Class B Ordinary Shares and Class C Ordinary Shares are entitled to ten votes per share and two votes per share, respectively. Each Class B Ordinary Share and each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, subject to certain conditions. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

CUSIP No. 62955X102

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Zhenwei Investment Fund Management Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: People’s Republic of China

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 253,891,329 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 253,891,329 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 253,891,329 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.86%. The voting power of the shares beneficially owned represented 4.15% of the total outstanding voting power. (2)
14.	Type of Reporting Person (See Instructions): CO

(1)	Represents 253,891,329 Class A Ordinary Shares of the Issuer directly held by Beijing Zhenwei. Zhenwei Investment Fund Management Co., Ltd. (“Zhenwei Management”) is the general partner of Beijing Zhenwei.
(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,575,757,753 issued and outstanding ordinary shares, consisting of (i) 968,209,981 Class A Ordinary Shares (excluding Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s stock incentive plans), (ii) 242,662,399 Class B Ordinary Shares, and (iii) 1,364,885,373 Class C Ordinary Shares of the Issuer upon the closing of a registered direct offering by the Issuer as of the Issuer upon the closing of a registered direct offering by the Issuer on March 15, 2024, as reported in the RDO Reports. Holders of Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares vote together as one class. Holders of Class A Ordinary Shares are entitled to one vote per share. Holders of Class B Ordinary Shares and Class C Ordinary Shares are entitled to ten votes per share and two votes per share, respectively. Each Class B Ordinary Share and each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, subject to certain conditions. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D initially filed on June 23, 2022, by reporting persons Beijing Zhenwei and Zhenwei Management (the “Schedule 13D”), respectively, to report the changes of the reporting persons’ beneficial ownership percentages due to the change of the Issuer’s total outstanding ordinary shares as a result of certain registered direct offering by the Issuer as reported on the RDO Reports. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity And Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a): This Schedule 13D is being filed jointly by Beijing Zhenwei and Zhenwei Management (these two persons together, the “Reporting Persons”, and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person except as otherwise provided in Rule 13d-1(k).

(b), (c), and (f): Beijing Zhenwei is a limited liability partnership organized under the laws of the People’s Republic of China. Its principal place of business is located at 8/F, 60 Xizhimen North Avenue, Haidian District, Beijing, China. Zhenwei Management is the general partner of Beijing Zhenwei, and has its registered address at 8/F, 60 Xizhimen North Avenue, Haidian District, Beijing, China. Information regarding each director and executive officer of Zhenwei Management is set forth on Schedule A-1 attached hereto.

(d) and (e): During the last five years, neither of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.   Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D are each hereby amended and restated in their entirety as follows:

(a) and (b):

The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,575,757,753 issued and outstanding ordinary shares, consisting of (i) 968,209,981 Class A Ordinary Shares, (ii) 242,662,399 Class B Ordinary Shares, and (iii) 1,364,885,373 Class C Ordinary Shares of the Issuer upon the closing of a registered direct offering by the Issuer on March 15, 2024, as reported in the RDO Reports. Holders of Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares vote together as one class. Holders of Class A Ordinary Shares are entitled to one vote per share. Holders of Class B Ordinary Shares and Class C Ordinary Shares are entitled to ten votes per share and two votes per share, respectively. Each Class B Ordinary Share and each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, subject to certain conditions. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

 (c): None of the Reporting Persons has effected any transaction in the Class A Ordinary Shares and the ADSs representing such Class A Ordinary Shares during the past sixty days.

(d): Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

(e): Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Beijing Zhenwei Qingfeng Economic Management Consulting Partnership (L.P.)

Dated: March 19, 2024	/s/ Zeqi Wang
Name: Zeqi Wang
Title: Authorized Representative

Zhenwei Investment Fund Management Co., Ltd.

Dated: March 19, 2024	/s/ Bin Liu
Name: Bin Liu Title: Authorized Representative

SCHEDULE A-1

Information with Respect to

Executive Officers and Directors of the Undersigned

The following sets forth as to each of the executive officers (if any) and directors of the undersigned: his/her name; his/her business address; his/her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

Zhenwei Investment Fund Management Co., Ltd. (“Zhenwei Management”)

Unless otherwise specified, the principal employer of each such individual is Zhenwei Management. The business address of Zhenwei Management is 8/F, 60 Xizhimen North Avenue, Haidian District, Beijing, China.

Name	Title	Citizenship
Bin Liu	Chief Executive Officer and Director	People’s Republic of China
Jianping Ge	Director	People’s Republic of China
Jianglin Wang	Director	People’s Republic of China